Free Writing Prospectus

Filed pursuant to Rule 433(f)

Registration Statement No. 333-159071

Dated November 8, 2011

NEWS

FOR IMMEDIATE RELEASE

Contacts:
Maryellen Thielen	Robert Block, Christine Ieuter
Media Relations	Investor Relations
(847) 402-5600	(847) 402-2800

Allstate Announces Financing Plans,

$1.0 Billion Share Repurchase Program and Quarterly Dividend

NORTHBROOK, Ill., November 8, 2011 — The Allstate Corporation (NYSE: ALL) today announced that its board of directors has approved plans to issue preferred stock and senior unsecured debt to fund a new $1.0 billion share repurchase program and repay maturing debt. The board also approved a quarterly dividend of 21 cents per share.

“We believe this is an opportune time to repurchase common stock given Allstate’s current valuation,” said Thomas J. Wilson, Allstate’s chairman, president and chief executive officer. “As a result, we plan to adjust our capital structure to capture this opportunity while maintaining our strong capital position. Our $1.0 billion share repurchase program and upcoming 2012 debt maturity will be funded by issuing a combination of preferred stock and senior unsecured notes totalling $1.25 billion, market conditions permitting.” The share repurchase program will be made through open market purchases and may include an accelerated repurchase program. The program is expected to be completed by March 31, 2013.

The board also approved a quarterly dividend of 21 cents on each outstanding share of the corporation’s common stock, payable in cash on January 3, 2012 to stockholders of record at the close of business on November 30, 2011.

This press release contains “forward-looking statements” that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. We believe that these statements are based on reasonable estimates, assumptions and plans. However, if the estimates, assumptions or plans underlying the forward-looking statements prove inaccurate or if other risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

Allstate has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allstate has filed with the SEC for more complete information about Allstate and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Allstate will arrange to send you the prospectus if you request it by calling tollfree 1 -800- 416-8803.

The Allstate Corporation (NYSE: ALL) is the nation’s largest publicly held personal lines insurer known for its “You’re In Good Hands With Allstate®” slogan. Now celebrating its 80th anniversary as an insurer, Allstate is reinventing protection and retirement to help nearly 16 million households insure what they have today and better prepare for tomorrow. Consumers access Allstate insurance products (auto, home, life and retirement) and services through Allstate agencies, independent agencies, and Allstate exclusive financial representatives in the U.S. and Canada, as well as via www.allstate.com and 1-800 Allstate®.

#  #  #